Exhibit (a)(1)(T)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:         Ruby Alexander, Deputy General Counsel
To:         Eligible Employees
Date:         November 15, 2022
Subject:         Extension of Sonder’s Stock Option Repricing Program
_____________________________________________________________________________________________
Hi, Everyone,

Sonder is extending the Stock Option Repricing Program offering period to 9:00 p.m. PST, Tuesday, November 22, 2022.

As of November 15, 2022, approximately 19,732,450 million eligible options have been tendered for repricing in connection with the Offer.

If you would like to participate in the Offer, go to the offer portal link https://www.myoptionexchange.com/Identity/Account/Register?returnUrl=%2F. Use your Sonder email address to access the portal.

If you have any questions, please contact stockadmin@sonder.com.

Warmly,
Ruby Alexander